Exhibit 99.2

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Quoin Pharmaceuticals Ltd. (the “Company”) hereby appoints Gordon Dunn and Briana Hayes, or either of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to appear, and to vote on behalf of the undersigned all ordinary shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at The Logan, One Logan Square, Philadelphia, PA 19103, at 12:00 pm, US Eastern Time, on October 27, 2022, and at any adjournments or postponements thereof, with all the powers and authority the undersigned would possess if personally present at the Annual Meeting, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and the Proxy Statement relating to the Annual Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement. Capitalized terms that are not defined herein have the meaning ascribed to those terms in the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any Proposal, this Proxy will be deemed to constitute an abstention with respect to such Proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QUOIN PHARMACEUTICALS LTD.

October 27, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL.

		For	Against	Abstain
Proposal 1.A.	To re-elect Dr. Michael Myers to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.B.	To re-elect Ms. Denise Carter to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.C.	To re-elect Mr. Joseph Cooper to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.D.	To re-elect Mr. James Culverwell to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.E.	To re-elect Dr. Dennis H. Langer to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.F.	To re-elect Ms. Natalie Leong to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 1.G.	To re-elect Mr. Michael Sember to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
Proposal 2	To approve the increase in the Company's registered share capital from 50,000,000,000 Ordinary Shares (of no par value) to 500,000,000,000 Ordinary Shares (of no par value), and to amend the Articles to reflect such increase, in the form attached as Annex A to the Proxy Statement.	☐	☐	☐
Proposal 3	To appoint Marcum LLP, a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), to serve as the Company’s Auditor, until the Company’s next annual general meeting.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please sign exactly as your name appears on the certificate representing your shares. If ordinary shares are held jointly, each holder should sign. If signing as an executor, administrator, trustee, guardian or other fiduciary, please give full title as such. If the signer is a corporation or partnership, please insert full corporate or partnership name and sign by a duly authorized officer or person of such corporation or partnership, as applicable, giving full title as such.

__________,2022
Name	Signature	Date

__________,2022
Name	Signature	Date